Filed pursuant to Rule 433

Registration Statement No. 333-174877

Questar Pipeline Company
Final Term Sheet
December 1, 2011

Issuer:	Questar Pipeline Company

Aggregate Principal Amount Offered:	$180,000,000

Security Type:	Senior Notes

Expected Ratings (Moody’s/S&P)*:	A3 (stable)/A (stable)

Trade Date:	December 1, 2011

Settlement Date:	December 6, 2011 (T+3)

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing June 1, 2012

Maturity Date:	December 1, 2041

Benchmark Treasury:	3.75% due August 15, 2041

Benchmark Treasury Yield:	3.068%

Spread to Benchmark Treasury:	+ 187.5 basis points

Yield to Maturity:	4.943%

Coupon:	4.875%

Price to Public:	98.943%

Redemption Provision:

Make Whole Call UST + 30 basis points prior to June 1, 2041 and at 100% of principal amount on and after June 1, 2041, subject to the further terms and provisions set forth in our preliminary prospectus supplement dated December 1, 2011.

Total Indebtedness:

As of September 30, 2011, on an as adjusted basis after giving effect to the issuance and sale of the notes and the application of the net proceeds therefrom as set forth under “Use of proceeds” in our preliminary prospectus supplement dated December 1, 2011, there would have been outstanding approximately $460.1 million of total long-term indebtedness.

CUSIP/ISIN:	74836HAD9/US74836HAD98

Joint book-running managers:	J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Barclays Capital Inc.

Co-Managers:	Deutsche Bank Securities Inc., Mitsubishi UFJ Securities (USA), Inc., U.S. Bancorp Investments, Inc. and RBS Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, J.P. Morgan Securities LLC or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or calling Wells Fargo Securities, LLC at 1-800-326-5897.